UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 4)

COREL CORPORATION
(Name of Subject Company)

COREL HOLDINGS, L.P.
(Names of Filing Person (offeror))
Vector Capital Partners II International, Ltd.
Amish Mehta
Alexander R. Slusky
(Names of Filing Persons (other persons))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
______________________

21869X103
(Cusip Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
Amish Mehta
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Fax: (650) 752-3618	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 Telephone: (416) 362-2111 Fax: (416) 862-6666

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$34,671,748.00	$1,934.68
*           Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) the sum of (A) 8,209,482, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

September 22, 2009, and 17,695,940, the number of Shares beneficially owned by Corel Holdings, L.P., (B) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $4.00 (“in-the-money” options), and (C) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, by (ii) $4.00, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.  The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**           The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 28, 2009

Amount Previously Paid:	$271.33	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T/A	Date Filed:	November 12, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on October 28, 2009 (as amended and/or supplemented, the “Schedule TO”) by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding common shares, no par value (the “Shares”), of Corel Corporation, a Canadian corporation (the “Company”), not owned by the Purchaser and its affiliates upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

On November 17, 2009 Purchaser and the Company jointly announced that the directors mandated by the Board of Directors of the Company to act as the Board have unanimously determined that the U.S. $4.00 per share price offered in the tender offer by Purchaser is fair to the minority shareholders and recommend, on behalf of the Company, that shareholders tender their shares pursuant to the tender offer.  The full text of the press release is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 10.  Financial Statements.

    Not applicable.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to add the following additional exhibit:

Exhibit No.	Description
(a)(5)(iv)	Joint Press Release dated November 17, 2009.

 SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 17, 2009

Corel Holdings, L.P.
By Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Its General Partner	Alexander R. Slusky
Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Alexander R. Slusky
Director

Alexander R. Slusky	/s/ Alexander R. Slusky

Amish Mehta	/s/ Amish Mehta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2009.*
(a) (1)(ii)	Letter of Transmittal.*
(a) (1)(iii)	Notice of Guaranteed Delivery.*
(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated November 16, 2009.
(a)(5)(i)	Press Release, dated October 28, 2009.*
(a)(5)(ii)	Investor Presentation.*
(a)(5)(iii)	Press release, dated November 12, 2009.*
(a)(5)(iv)	Joint press release dated November 17, 2009.
(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.*

(g)	Not applicable.
(h)	Not applicable.
____________

     *   Previously filed